March 3, 2025

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Rule 17g-1 Fidelity Bond Filing

Information with Respect to Period Covering March 1, 2025 through March 1, 2026 for the following Investment Companies (each a “Fund”):

MoA Small Cap Value Fund

MoA Mid Cap Value Fund

MoA Small Cap Growth Fund

MoA International Fund

MoA Equity Index Fund

MoA Mid Cap Equity Index Fund

MoA Small Cap Equity Index Fund

MoA Catholic Values Index Fund™

MoA All America Fund

MoA Intermediate Bond Fund

MoA Core Bond Fund™

MoA US Government Money Market Fund

MoA Conservative Allocation Fund

MoA Moderate Allocation Fund

MoA Aggressive Allocation Fund

MoA Balanced Fund

MoA Retirement Income Fund

MoA Clear Passage 2015 Fund™

MoA Clear Passage 2020 Fund™

MoA Clear Passage 2025 Fund™

MoA Clear Passage 2030 Fund™

MoA Clear Passage 2035 Fund™

MoA Clear Passage 2040 Fund™

MoA Clear Passage 2045 Fund™

MoA Clear Passage 2050 Fund™

MoA Clear Passage 2055 Fund™

MoA Clear Passage 2060 Fund™

MoA Clear Passage 2065 Fund™

MoA Clear Passage 2070 Fund™

Dear Sir or Madam:

Enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, please find the following information with respect to the MoA Funds Corporation complex of mutual funds referenced above. Please note for the Commission’s records, the following:

a. A copy of the executed Joint Insured Fidelity Bond, for the period from March 1, 2025 through March  1, 2026 is enclosed under Exhibit 1;

b. A Secretary’s Certificate with a copy of the resolution from the February 27, 2025 meeting of the Board of Directors at which a majority of directors not considered “interested persons” approved the amount, type, form and coverage of the Fidelity Bond for the period from March 1, 2025 through March 1, 2026, is enclosed under Exhibit 2;

c. An Officer’s Certificate certifying that the premium for the Investment Company Blanket Bond issued by Berkley Regional Insurance Company to MoA Funds Corporation was paid for the period March 1, 2025 through March 1, 2026; is enclosed under Exhibit 3;

d.  Premiums have been appropriately paid for the period March 1, 2025 through March 1, 2026; and

e.  A copy of the agreement between each Fund and all of the other named insureds entered into pursuant to paragraph (f) of Rule 17g-1, is enclosed under Exhibit 4.

Please contact me if you have questions or require additional information.

Very truly yours,

/s/ Amy Latkin

Amy Latkin

Secretary

Enclosures